Statement of Cash Flows

FileThis, Inc.
For the year ended December 31, 2018

Account	2018	2017
Operating Activities		
Receipts from customers	1,151,052.03	957,653.00
Payments to suppliers and employees	(1,557,027.54)	(1,742,388.04)
Net Cash Flows from Operating Activities	**(405,975.51)**	**(784,735.04)**
Investing Activities		
Payment for property, plant and equipment	(4,359.21)	0.00
Other cash items from investing activities	(32,000.00)	0.00
Net Cash Flows from Investing Activities	**(36,359.21)**	**0.00**
Financing Activities		
Other cash items from financing activities	631,317.68	301,448.08
Net Cash Flows from Financing Activities	**631,317.68**	**301,448.08**
Net Cash Flows	**188,982.96**	**(483,286.96)**
Cash and Cash Equivalents		
Cash and cash equivalents at beginning of period	122,796.11	606,083.07
Cash and cash equivalents at end of period	311,779.07	122,796.11
Net change in cash for period	**188,982.96**	**(483,286.96)**